EXHIBIT 99(b)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Quarter			Nine months
	ended September 30		,	ended September 30		,
(in millions)	2003	2002		2003	2002

Earnings, including interest on deposits (1):
Income before income tax expense and effect of change in accounting principle	$2,332	$2,236		$6,998	$6,570
Fixed charges	889	1,047		2,745	3,149

	$3,221	$3,283		$9,743	$9,719

Preferred dividend requirement	$1	$1		$3	$3

Ratio of income before income tax expense and effect of change in accounting principle to net income before effect of change in accounting principle	1.49	1.55		1.53	1.55

Preferred dividends (2)	$1	$2		$5	$5

Fixed charges (1):
Interest expense	837	1,004		2,598	3,017
Estimated interest component of net rental expense	52	43		147	132

	889	1,047		2,745	3,149

Fixed charges and preferred dividends	$890	$1,049		$2,750	$3,154

Ratio of earnings to fixed charges and preferred dividends (3)	3.62	3.13		3.54	3.08

Earnings, excluding interest on deposits:
Income before income tax expense and effect of change in accounting principle	$2,332	$2,236		$6,998	$6,570
Fixed charges	505	564		1,509	1,690

	$2,837	$2,800		$8,507	$8,260

Preferred dividends (2)	$1	$2		$5	$5

Fixed charges:
Interest expense	837	1,004		2,598	3,017
Less interest on deposits	384	483		1,236	1,459
Estimated interest component of net rental expense	52	43		147	132

	505	564		1,509	1,690

Fixed charges and preferred dividends	$506	$566		$1,514	$1,695

Ratio of earnings to fixed charges and preferred dividends (3)	5.61	4.95		5.62	4.87

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.
(3)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.